Exhibit 4.36
First Amendment
To The
Savings & Profit Sharing Plan for Employees of
First Interstate BancSystem, Inc.
          1. Recitals. Section 16.1 of the Savings & Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (the “Plan”) gives the FIBS Benefits Committee (“Committee”), as Plan Administrator, the right to amend the Plan if, in the judgment of the Committee, such amendment will not result in any material increase in the benefits provided under or the cost of maintaining the Plan. The Committee hereby amends the Plan to permit Plan participants to make stock investment changes within a limited period of time after notification of the most recent stock valuation.
          2. Amendment of Plan. The following Amendment to the Plan is adopted effective as of January 1, 2009.
(A)	Section 10.6 of the Plan shall be amended in its entirety to read as follows:
10.6	Transfers from Stock Fund. Participants may request to transfer Stock from the Stock Fund to one or more other Investment Funds available under the Plan at a sale price equal to the fair market value of such Stock as determined pursuant to Section 10.3. All such requests to transfer Stock must be in writing and received by the Administrator during a two-week period following each quarterly announcement of the Stock valuation. The two-week period shall begin on the second day following such quarterly announcement and shall end 14 days thereafter. If the 14th day falls on a Saturday, Sunday or holiday, the two-week period shall end on the next following business day. The Administrator shall submit all Participant requests to transfer Stock to the Trustee on the business day following the close of the two-week period.
          3. Other Provisions. All other provisions of the Plan shall remain unamended and in full force.

First Amendment to the Savings & Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.	1/2009 1
Prepared by Holland & Hart LLP